S 09058238 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2444 Francis Lewis Blvd
(No. and Street)

Whitestone NY 11357
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NEIL G. CAROUSSO 718-767-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UNGVARY, SUSAN
(Name – *if individual, state last, first, middle name*)

42-10 215TH STREET BAYSIDE NY 11361
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NEIL G. CAROUSSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGC FINANCIAL, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Neil G Carousso
Signature

CHIEF COMPLIANCE OFFICER/MEMBER
Title

Pamela A Deriso
Notary Public

PAMELA A DERISO
Notary Public - State of New York
NO. 01DE6151265
Qualified in Queens County
My Commission Expires 8/14/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NGC FINANCIAL, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
WITH
INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS

Max Felberbaum & Company, Inc.
ACCOUNTANTS AND AUDITORS
42-10 215th STREET
BAYSIDE, NEW YORK 11361
718-428-9100
FAX 718-279-9884

INDEPENDENT AUDITORS' REPORT

To the Members of
NGC Financial, LLC

I have audited the accompanying statement of financial condition of NGC Financial, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NGC Financial, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bayside, New York
February 12, 2009

Susan Ungvary
Susan Ungvary
Certified Public Accountant

NGC FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$	152,707
Commission receivable		48,922
TOTAL CURRENT ASSETS		201,629
OTHER ASSETS		290
TOTAL ASSETS	$	201,919

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Due to member	$	6,300
Commissions payable		1,734
Accounts payable		3,910
TOTAL CURRENT LIABILTIES		11,944
LONG TERM LIABILITIES		-0-
TOTAL LIABILITIES	$	11,944
MEMBERS' EQUITY		
Members' equity	$	189,975
TOTAL MEMBERS' EQUITY	$	189,975
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	201,919

The accompanying notes are an integral part of these financial statements.

NGC FINANCIAL, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES				
Securities commissions	$	310,664		
Insurance commissions		4,350		
Investment advisory fees		8,000		
Miscellaneous		300		
TOTAL REVENUE			$	323,314
EXPENSES				
Salaries and related expenses	$	15,643		
Commissions		7,823		
Regulatory fees and subscriptions		11,257		
Insurance		17,407		
Occupancy		5,400		
Advertising		3,234		
Professional fees		1,000		
Telephone		900		
Bank service charges		114		
Postage		16		
TOTAL EXPENSES				62,794
GAIN FROM OPERATIONS			$	260,520
OTHER REVENUE				
Interest income				138
NET INCOME			$	260,658

The accompanying notes are an integral part of these financial statements.

NGC FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBERS' EQUITY AT BEGINNING OF YEAR	$	49,317
Plus:		
Net Income		260,658
Less:		
Distributions to Member		(120,000)
MEMBERS' EQUITY AT END OF YEAR	$	189,975

The accompanying notes are an integral part of these financial statements.

NGC FINANCIAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	260,658
Adjustments to reconcile net income to net		
Cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Increase in commissions receivable		(48,922)
Increase in other assets		(124)
Increase in due to member		6,300
Increase commissions payable		1,734
Increase in accounts payable		3,910
NET CASH PROVIDED BY OPERATING ACTIVITIES		223,556
CASH FLOWS FROM INVESTING ACTIVITIES		-0-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member		(120,000)
NET CASH APPLIED TO FINANCING ACTIVITIES		(120,000)
NET INCREASE IN CASH		103,556
CASH – BEGINNING		49,151
CASH – ENDING	$	152,707
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year ending December 31, 2008 for interest		-0-

The accompanying notes are an integral part of these financial statements.

NGC FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates pursuant to SEC rule 15c3-3 (k) (1), limiting business to the distribution of mutual funds and/or variable life insurance and annuities. The Company is also registered in New York as a registered investment advisory firm.

Basis of Accounting:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes:

The Company is organized in the State of New York as a single member limited liability company (LLC). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not a taxpaying entity. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

Cash Equivalents:

For purpose of the statements of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

NOTE 2 – SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2008.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1 (a)(2)(vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2008 the Company had net capital of $142,497, which was $137,497 in excess of its required net capital.

NGC FINANCIAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Total Capital		$ 189,975
Deductions and/or charges:		
Nonallowable portion of assets:		
Other assets & Commission receivable		(47,478)
Net capital before haircuts on securities Positions (tentative net capital)		$ 142,497
Haircuts on securities		-0-
Net Capital		$ 142,497
Aggregate indebtedness:		
Items included in statement of financial of financial condition:		
Due to member	$ 6,300	
Commissions payable	1,734	
Accounts payable	3,910	
Total aggregate indebtedness		$ 11,944
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 137,497
Excess net capital at 1,000 percent		$ 141,302
Ratio: Aggregate indebtedness to net capital		8.4%

There is no material difference from the company's computation (included in Part II of Form X-17A-5 as of December 31, 2008) of net capital as reported in the unaudited FOCUS report and the audited financial statement.

The Company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities.

Max Felberbaum & Company, Inc.
ACCOUNTANTS AND AUDITORS
42-10 215th STREET
BAYSIDE, NEW YORK 11361
718-428-9100
FAX 718-279-9884

To the Members of
NGC Financial, LLC

In planning and performing my audit of the financial statements and supplemental schedules of NGC Financial, LLC (the Company), for the year ended December 31, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control structure.

Also as required by rule 17a-5(g) (1) of the Securities Exchange Commission(SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under rule 17-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company *in* any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be inadequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Susan Ungvary

Susan Ungvary, CPA
Bayside, New York
February 12, 2009

SEC Mail Processing Section

FEB 27 2009

Washington, DC 101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2444 Francis Lewis Blvd
(No. and Street)

Whitestone (City) NY (State) 11357 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL G. CAROUSSO 718-767-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UNGVARY, SUSAN
(Name – *if individual, state last, first, middle name*)

42-10 215TH STREET (Address) BAYSIDE (City) NY (State) 11361 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NEIL G. CAROUSSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGC FINANCIAL, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Neil G Carousso
Signature

CHIEF COMPLIANCE OFFICER/MEMBER
Title

Pamela A Deriso
Notary Public

PAMELA A DERISO
Notary Public - State of New York
NO. 01DE6151265
Qualified in Queens County
My Commission Expires 8/14/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*